April 22, 2009



Ms. Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:  AEI Income & Growth Fund 27 LLC
     Post-Effective Amendment No. 6 to Registration Statement on Form S-11 File No. 333-144961

Dear Ms. Barros:

Pursuant to our conversation, we are including the language shown below as a separate section in the supplement included in the above filing. We will insert the new section directly after the Selected Financial Data section. If this language is acceptable, we will file the revised supplement as a 424(B)(3) supplement on EDGAR, prior to distributing the revised supplement.


                          DISTRIBUTIONS

       We declare our regular quarterly distributions before the end of each quarter and pay the distribution in the first week after the end of each quarter. For the year ended December 31, 2008, the quarterly distributions, which were allocated 97% to the limited members and 3% to our managers, were as follows:


                                 Second    Third     Fourth      Total
                                Quarter   Quarter   Quarter       2008

Total Cash Distributed          $  7,528  $  40,193  $  70,507  $ 118,228
Sources (Per LLC Unit):
  Net Cash Flow from Operations $ 0.0343  $  0.0710  $  0.0886  $  0.1939
  Return of Capital               0.0090     0.0790     0.0614     0.1494
                                 --------  ---------  ---------  ---------
    Total (Per LLC Unit)        $ 0.0433  $  0.1500  $  0.1500  $  0.3433
                                 ========  =========  =========  =========


If you have any questions, please give me a call at 651-225-7738.

Sincerely,



/s/ Patrick W. Keene
Chief Financial Officer
AEI Fund Management XXI, Inc.
Managing Member of AEI Income & Growth Fund 27 LLC